June 8, 2012

Via EDGAR and Overnight Delivery

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Barbara C. Jacobs
Matthew Crispino
Morgan Youngwood
Craig Wilson

Re:	Palo Alto Networks, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed May 10, 2012
File No. 333-180620

Ladies and Gentlemen:

On behalf of Palo Alto Networks, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated May 31, 2012, relating to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-180620) filed with the Commission on May 10, 2012 (the “Registration Statement”).

On behalf of the Company, we are concurrently filing via EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”), and for the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter and marked copies of Amendment No. 2 (against Amendment No. 1 to the Registration Statement filed on May 10, 2012). Amendment No. 2, as filed via EDGAR, is marked as specified in Item 310 of Regulation S-T.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the page of Amendment No. 2, as applicable.

Prospectus Summary

Risks Affecting Us, page 5

1.	We note your response to prior comment 6. After the number of shares to be offered has been determined, please revise the last bullet point in this section to disclose the aggregate percentage of the company’s common stock held by directors, executive officers and principal stockholders.

In response to the Staff’s comment, we have revised page 6 of Amendment No. 2 to disclose, once determined, the aggregate percentage of the Company’s common stock held by directors, executive officers and principal stockholders.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 54

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June 8, 2012

2.	We note your response to prior comment 14. Please revise your disclosures to clarify the extent to which increases in product and service revenues were attributable to increases in prices. Explain your consideration of providing disclosures to discuss the average sales price of your products and services. In addition, tell us your consideration of including quantitative and qualitative disclosures that discuss the impact of gross margin distinctions between sales of higher and lower throughput products as well as gross margin distinctions for subscriptions, which typically have higher gross margins than support and maintenance services. For example, where you discuss services margin increases being due to higher margin subscription sales in the interim period ended January 31, 2012, you then disclose the services margin increase in the year ended July 31, 2011 as due to an increase in support and maintenance and subscription sales margins. The quantitative contribution and any material trends between the two service elements is not clearly disclosed. We refer you to Item 303(a)(3)(ii) and (iii) of Regulation S-K and Section III.B.1 of SEC Release No. 33-8350.

In response to the Staff’s comment, we have revised the disclosure on pages 57, 58, 60, and 63 of Amendment No. 2 to clarify the extent to which revenue increases were attributable to increases in prices, as well as the impact of average selling prices on revenue. We supplementally advise the Staff that average selling prices were not a significant factor in driving the increase in services revenue. Accordingly, we have not included a discussion of the impact of average selling prices on services revenue. With respect to the discussion of the Company’s gross margins, we have revised the disclosure on pages 58, 61, 63 and 64 to provide further detail regarding the margin contribution between sales of higher and lower throughput firewall products as well as sales of subscriptions and support and maintenance.

3.	Please revise your disclosures to quantify the increases in product and service revenues attributable to new end-customers compared with existing end-customers. This appears to be important information necessary to an understanding of your results of operations and business. We refer you to Section III.B.3 of SEC Release 33-8350.

We respectfully advise the Staff that the Company’s accounting systems and records do not provide for revenue breakdown by end-customer and, therefore, the allocation of revenue between new and existing end-customers is not a metric that the Company tracks or is able to report at this time. The Company has a two-tier, indirect fulfillment model whereby the Company has a contractual relationship with and sells its products and services to its global distributor partners, which, in turn, sells these products and services to the Company’s reseller network, which then sells these products and services to the end-customer. Since the Company receives orders from its partners and recognizes revenue based on its contractual relationship with the partners, data related to revenue is entered into the Company’s accounting systems and recorded at the partner level. While the accounting systems and records only provide revenue data at the partner level, the order information that the Company receives from these partners does allow the Company to track the number of end-customers. As a result, the Company has disclosed the number of end-customers on pages 58, 60, and 63 of Amendment No. 2.

4.	We note your response to prior comment 15. Please revise to provide a more detailed explanation of the underlying reasons for material changes in revenues by geographic area. Explain why your revised disclosures do not include a discussion of the reasons for the increase in revenues in the EMEA during the six month period ended January 31, 2012 compared with the six month period ended January 31, 2011. In addition, please revise your disclosures to explain why revenues increased in the APAC during fiscal 2011 compared with fiscal 2010.

Securities and Exchange Commission

June 8, 2012

In response to the Staff’s comment, we have revised the disclosure on pages 58, 60, and 63 of Amendment No. 2 to include reasons for increases in revenues in each geographic theater.

5.	We note your revised disclosures in response to prior comment 16. Please revise your disclosures to quantify the impact that you expect unrecognized compensation expense to have on your future results of operations.

In response to the Staff’s comment, we have revised the disclosure on page 54 of Amendment No. 2 to quantify the impact that the Company expects unrecognized compensation expense to have on its future results of operations.

6.	Please consider removing the duplicate disclosures on page 56 regarding the increase in service revenues for the six month period ended January 31, 2012 compared with the six month period ended January 31, 2011.

In response to the Staff’s comment, we have removed the duplicate disclosures on page 58 regarding the increase in service revenues for the six month period ended January 31, 2012 compared with the six month period ended January 31, 2011.

Critical Accounting Policies and Estimates

Revenue Recognition, page 68

7.	We note your response to prior comment 19. Please revise your critical accounting policy for revenue recognition to describe in greater detail the significant estimates and assumptions used to determine the estimated selling price for the deliverables in your multiple element arrangements. In this respect, you should expand your disclosures to further explain how you establish BESP primarily based on historical transaction pricing by product as a percentage of list prices and also consider several other internal and external factors including pricing practices, margin objectives, competition, and the geographies in which you offer your products and services, and the type of sales channel. We refer you to Section V of SEC Release No. 33-8350.

In response to the Staff’s comment, we have revised the disclosure on pages 72 and F-11 of Amendment No. 2 to describe in greater detail the significant estimates and assumptions used to determine the estimated selling price for the deliverables in our multiple element arrangements.

Common Stock Valuations, page 70

8.	We note your response to prior comment 20 and your disclosures that indicate using the straight-line methodology provides the most reasonable conclusion for valuations of your common stock on interim dates between contemporaneous third-party valuations. We believe this suggests that you have used a straight-line approach as a valuation methodology to determine the fair value of your common stock at the various grant dates. Please revise your disclosure to clarify that this is a straight-line calculation and not a valuation methodology.

Securities and Exchange Commission

June 8, 2012

In response to the Staff’s comment, we have revised the disclosures on pages 76, 77, and 78 of Amendment No. 2 to clarify that the use of a straight-line approach is a straight-line calculation and not a valuation methodology.

9.	We note your revised disclosures in response to prior comment 22. Please revise your disclosures to further explain how you selected comparable public peer companies in the information security industry. In this respect, you should more clearly describe how you considered the business size, market share, growth rates and historical operating results when selecting comparable companies. In addition, your disclosures should also explain any other factors that you considered in determining your selection of the closest comparable companies.

In response to the Staff’s comment, we have revised the disclosures on page 75 of Amendment No. 2 to more clearly describe the selection criteria for comparable public peer companies.

10.	Please clarify your use of the market-based approach in determining the enterprise value of your company. In this respect, we note from your disclosures that the contemporaneous third-party valuations are determined based on the income approach at each respective valuation date. In addition, please revise your disclosures to explain how you adjust the revenue multiples for comparable companies based on your assessment of the strengths and weaknesses of your company relative to the comparable companies.

In response to the Staff’s comment, we have revised the disclosures on page 75 of Amendment No. 2 to clarify the Company’s use of the market approach in determining the enterprise value of the Company. In addition, we have revised the disclosure on page 75 to describe the adjustments made to the revenue multiples for the comparable IPO companies utilized in the Company’s analysis, as well as provide further detail with respect to the Company’s use of these revenue multiples for the purpose of determining the fair value of the Company’s common stock.

11.	We note your response to prior comment 24. Please revise your disclosures to quantify how changes in the discount rate and non-marketability discount and weightings between valuation methods impacted the fair value determination at each respective valuation date.

In response to the Staff’s comment, we have revised the disclosures on pages 76, 77, 78, and 79 of Amendment No. 2 to further quantify how changes in the discount rate, non-marketability discount, and weightings between valuation methods increased the fair value determination at each respective valuation date.

Business

Sales and Marketing, page 95

12.	We note your response to prior comment 26. Please disclose in this section that two channel partners represented 29% of your total revenue in 2011 and briefly discuss any material arrangements with these partners.

In response to the Staff’s comment, we have revised page 100 of Amendment No. 2 to disclose that two channel partners represented 29% of our total revenue in 2011 and to briefly discuss the material arrangements with these partners.

Securities and Exchange Commission

June 8, 2012

Executive Compensation

Corporate Performance Measures, page 112

13.	We note your response to prior comment 29 regarding the competitive harm that you believe would result from disclosure of your bookings and adjusted operating income targets; however, we are unable to concur with your position that disclosure of the goals for a completed financial period reasonably threatens competitive harm. In this regard, it is unclear from your response how competitors could pull together sufficiently-specific information about your future operations, strategy or executive compensation plans from the disclosure of a prior year’s performance goals to cause you competitive harm. In your response letter, please address with greater specificity how the disclosure of each of the performance targets might be expected to affect the particular business decisions of your competitors and, in so doing, would result in substantial competitive harm to the company. In the alternative, please revise this section to disclose the bookings and adjusted operating income targets for your 2011 bonus plan.

We respectfully advise the Staff that the Company qualifies as an “emerging growth company” within the meaning of Section 2(a)(19) of the Securities Act and Section 3(a)(80) of the Exchange Act. Accordingly, the Company is not subject to the disclosure requirements described in Item 402(b) of Regulation S-K, including Item 402(b)(2)(v), which would otherwise require the Company to disclose, if material, the specific items of corporate performance that were taken into account in setting compensation policies and making compensation decisions. We believe that the description in the Registration Statement of the Company’s 2011 bonus plan satisfies both Item 402(m)(1) and Item 402(o)(5) of Regulation S-K by providing a clear, concise and understandable description of the material terms of the 2011 bonus plan, including a general description of the formula or criteria to be applied in determining the amounts payable and vesting schedule.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies

Revenue Recognition, page F-10

14.	We note your expanded disclosures in response to prior comment 31. Please revise your disclosures to clarify how you determine VSOE for each of the undelivered elements contained in your software arrangements. As part of your response, explain how you determine the contractual service period over which to recognize the entire arrangement fee when you are not able to establish VSOE for one or more of the undelivered elements. We refer you to ASC 985-605-25-6 and 25-66 through 25-73.

In response to the Staff’s comment, we have revised the disclosure on pages 72 and F-11 of Amendment No. 2 to clarify how the Company determined VSOE for each of the undelivered elements contained with its software arrangements. We supplementally advise the Staff that less than 1% of revenue is represented by transactions where the Company did not have VSOE of fair value for the undelivered elements. In those rare instances in which the Company does not have VSOE of fair value for undelivered software elements and the undelivered element is post-contract customer support, the entire arrangement fee is recognized ratably over the contractual service period specified in the Company’s agreement with its

Securities and Exchange Commission

June 8, 2012

customer commencing upon the delivery of the software. If there are multiple service periods described in such an agreement, the Company recognizes the arrangement fee ratably over the longest contractual service period described in the agreement once the software has been delivered and the provision of all services have commenced.

Note 10. Net Income (Loss) Per Share

Unaudited Pro Forma Net Income (Loss) Per Share, page F-24

15.	We note your revised disclosures in response to prior comment 18 that indicate share-based compensation expense was excluded because you would not have recorded a significant amount of expense related to these awards. Explain and disclose your consideration of Rule 11-02(b)(5) of Regulation S-X. In this regard, nonrecurring charges such as these are the basis for exclusion in the pro forma condensed income statement and earnings per share amounts.

In response to the Staff’s comment, we have revised the disclosure on page F-25 of Amendment No. 2 to disclose that these nonrecurring charges are excluded from the pro forma earnings per share amounts.

Note 5 Commitments and Contingencies

Litigation, page F-16

16.	We note from your disclosures that you do not expect that the “ultimate” costs to resolve legal proceedings, claims and litigation will have a material adverse effect on your consolidated financial position, results of operations, or cash flows. Please explain and revise your disclosures to clarify your use of the term “ultimate.” It appears you are using the term “ultimate” as a surrogate for the term “reasonably possible” or “remote.” We believe your disclosures should conform to the terms within the guidance in ASC 450-20-50.

In response to the Staff’s comment, we have revised the disclosure on page F-17 of Amendment No. 2 to disclose that, in accordance with the guidance in ASC 450-20-50, the Company will accrue amounts that it believes are adequate to address any liabilities related to legal proceedings and other loss contingencies that the Company believes will result in a probable loss that is reasonably estimable.

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Securities and Exchange Commission

June 8, 2012

Please direct your questions or comments regarding the Company’s responses or Amendment No. 2 to Jeffrey D. Saper or me at (650) 493-9300. Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Jon C. Avina

Jon C. Avina

Enclosures

cc (w/encl.):	Mark D. McLaughlin

Steffan C. Tomlinson

Jeffrey C. True, Esq.

Palo Alto Networks, Inc.

Jeffrey D. Saper, Esq.

Wilson Sonsini Goodrich & Rosati, P.C.

Bruce K. Dallas, Esq.

Davis Polk & Wardwell LLP

Michael D. Bobroff

Ernst & Young LLP